


FOSTER'S
GROUP

ASX RELEASE SUPPL

The following release was made to the Australian Securities Exchange Limited today:

"Treasury Wine Estates Partners with Southern Wine & Spirits"

Released: 11 August 2010

Pages: 3
(including this page)

FILE NO: 082-01711

Fosters Brewing

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AUG 19 2010

Washington, DC
110


FOSTER'S
GROUP

11 August 2010

TREASURY WINE ESTATES PARTNERS WITH SOUTHERN WINE & SPIRITS

NAPA, California — Treasury Wine Estates, part of Foster's Group Limited, has signed long-term distribution agreements with Southern Wine & Spirits of America, Inc. in five U.S. markets.

Southern Wine & Spirits gains the exclusive rights to sell Treasury Wine Estate's global portfolio of wines in South Carolina, Kentucky, Alaska, Hawaii, and Eastern Washington. Southern currently distributes the Treasury Wine Estates portfolio wines in each of these states but has shared the portfolio with other distributors in all of the states except Hawaii.

"We are pleased with our continuing strong partnership and our mutual alignment on performance," said Treasury Wine Estates Americas Managing Director Stephen Brauer. "Signing agreements with Southern Wine & Spirits in these markets concludes the first phase of our strategic route to market initiative," he added.

"We look forward to partnering with Treasury Wine Estates to realize their Route-to-Market goals of sustainable brand growth, in-market execution and portfolio premiumisation" said Wayne Chaplin, President & Chief Operating Officer of Southern Wine & Spirits of America. "We appreciate the confidence they have demonstrated by selecting us to be their partners in these additional markets."

The new contracts are effective August 1, 2010 in Hawaii and Alaska; September 1, 2010 in South Carolina and Kentucky and October 1 in Eastern Washington.

Managing Director Brauer noted that Treasury Wine Estates will begin the second phase of its Route-to-Market initiative at the end of the calendar year.

Further information:

Media

Troy Hey
Tel: +61 3 8626 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 8626 2685
Mob: +61 417 033 623

Americas

Jim Caudill
Tel: + 1 707 799-0144
jimcaudill@comcast.net

About Southern Wine and Spirits of America, Inc (Southern)

Southern Wine & Spirits of America, Inc. is the nation's largest wine and spirits distributor with operations in 30 states. The multi-state distributor currently operates in: Alabama, Arizona, California, Colorado, Delaware, Florida, Kentucky, Hawaii, Illinois, Indiana, Maine, Mississippi, New Hampshire, Nevada, New Mexico, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Vermont, Virginia and West Virginia, as well as the additional seven states of Alaska, Washington, Oregon, Idaho, Montana, Wyoming and Utah through the Southern-Odom/Spirits West partnership. Southern has recently announced the formation of a joint venture in Minnesota with J.J. Taylor Distributing Company and in Maryland and the District of Columbia with F.P. Winner Wine & Spirits. Southern also holds operating licenses and permits in Nebraska and Texas. On a national basis, Southern Wine & Spirits of America, Inc. employs more than 11,000 team members. For more information contact: www.southernwine.com.

About Treasury Wine Estates Americas

Treasury Wine Estates has a proud history that dates back to the 1800's and a legacy marked by the highest commitment to making quality wines and producing strong business returns. In the Americas, Treasury Wine Estates produces and markets an international portfolio of award-winning brands from iconic estates like Beringer Vineyards and Chateau St. Jean in California, Penfolds, Rosemount and Wolf Blass in Australia, Castello di Gabbiano in Italy, and Matua Valley in New Zealand. Many of these estates were founded by pioneers in their regions and continue to craft wines at the forefront of quality, innovation and regional expression. Treasury Wine Estates is part of Foster's Group Limited listed on the Australian Securities Exchange, more information is available at: www.fostersgroup.com